Exhibit 99.1

For Immediate Release

Stantec completes the acquisitions of R.D. Zande and Fuller, Mossbarger, Scott & May Engineers
Addition of the two firms opens up a new market and new service offering for Stantec

EDMONTON AB; COLUMBUS OH; LEXINGTON KY (January 3, 2008) TSX:STN; NYSE:SXC

Stantec announced today it has completed the acquisitions of R.D. Zande of Columbus, Ohio, and Fuller, Mossbarger, Scott & May Engineers (FMSM) of Lexington, Kentucky. The addition of these two firms adds a new practice area in geotechnical engineering and several offices in new regions for the Company.

“The addition of FMSM and R.D. Zande expands our presence into the Midwestern United States and grows our service offering by adding a new geotechnical engineering practice,” says Tony Franceschini, Stantec President & CEO. “With the expansion of services and office locations, and the continued client service of the Zande and FMSM staff, these firms will enhance our Environment practice area.”

R.D. Zande is a civil and environmental engineering firm located principally in Ohio, with additional offices in West Virginia, Kentucky, Pennsylvania, and Georgia. The firm has provided a wide range of consulting services to public and private sector clients since 1968. The firm’s cross-disciplinary team of engineers, planners, environmental scientists, landscape architects, surveyors, and construction administrators provides services mainly in water and wastewater treatment facility design, environmental management, and transportation as well as complementary services in planning, landscape architecture, surveying, and land development.  Approximately 285 employees will be added through the acquisition of R.D. Zande.

“It’s an exciting time for R.D. Zande to join Stantec,” says Matt Tin, R.D. Zande President & CEO who will continue with Stantec as a vice president and regional leader. “At the end of 2007 we were a strong Ohio-based firm with a small presence in surrounding states. Starting in 2008, we are part of a North American leader in the infrastructure and facilities design industry with access to a network of over 8,000 staff, more than 100 offices, and robust technological and financial systems.”

R.D. Zande’s office in Columbus is now the headquarters of Stantec’s Great Lakes region, which includes seven offices in Michigan and Ohio.

Fuller, Mossbarger, Scott & May is primarily located in Kentucky with additional offices in Ohio, Missouri, Indiana, Georgia, and Tennessee. The addition of FMSM creates a new region for Stantec with five locations in Kentucky, Tennessee, Indiana, and Missouri. FMSM’s Lexington office is the headquarters for the new South region and geotechnical engineering services.

“Being a part of Stantec is a great opportunity for FMSM,” says Craig Avery, FMSM President & CEO who will continue with Stantec as a vice president and regional leader. “We now can offer a wider range of services to an increasing number of clients locally and across North America, enhancing our position as leaders in environmental and geotechnical engineering.”

FMSM provides earth and water resource engineering solutions. The firmoffers a wide scope of services in civil, environmental, geotechnical, structural, and water resources engineering as well as specialized and targeted areas in Geographic Information Systems (GIS), particularly in floodplain mapping. The firm also has an integrated materials testinglaboratory and drilling operation to support its engineering projects.  Approximately 300 employees will be added through the acquisition of FMSM.

For more information about the acquisition visit http://announcements.stantec.com/fmsm and http://announcements.stantec.com/rdzande.

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 8,000 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel: (780) 917-7441 jay.averill@stantec.com	Investor Relations Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com
One Team. Infinite Solutions.